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EXHIBIT (a)(2)

WORLDPORT COMMUNICATIONS, INC.
975 Weiland Road, Suite 160
Buffalo Grove, Illinois 60089

January 7, 2003

Dear Stockholder:

        The Board of Directors of Worldport Communications, Inc. has reviewed the tender offer by W.C.I. Acquisition Corp. for all of the outstanding common stock of Worldport at a price of $0.50 per share.

        As disclosed in the enclosed Schedule 14D-9 Solicitation/Recommendation Statement relating to the W.C.I. Offer, because all of the members of the Board may have actual or potential conflicts of interest with respect to the Offer, the Board has determined to remain neutral and make no recommendation to the holders of Worldport's common stock with respect to the Offer.

        The Worldport Board of Directors urges all holders of Worldport common stock to make their own decisions whether to tender their shares pursuant to the W.C.I. Offer based on all information available to them, including the information set forth in the Schedule 14D-9 and in Worldport's other publicly-filed documents.

                      Sincerely,

                      /s/Kathleen A. Cote

                      Kathleen A. Cote,
                       Director and Chief Executive Officer

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  EXHIBIT (a)(2)